Exhibit 99.2

Central GoldTrust Reports Voting Results from
Special Unitholder Meeting

(Toronto, ON, January 15, 2016) - Central GoldTrust (“GoldTrust”) (symbol: TSX - GTU.UN (C$) and GTU.U (US$); NYSE MKT - GTU (US$)) announced today that the resolutions authorizing, approving and adopting, among other things, the merger transaction with Sprott Physical Gold Trust and Sprott Asset Management Gold Bid LP as set out in the management information circular of GoldTrust dated December 17, 2015 were approved by unitholders at a special meeting of GoldTrust unitholders held on Friday, January 15, 2016 as follows:

FOR		AGAINST
10,852,032	96.07%	443,824	3.93%

About Central GoldTrust

GoldTrust (established on April 28, 2003) is a passive, self-governing, single purpose trust, which invests primarily in long-term holdings of gold bullion and does not speculate in gold prices. At January 15, 2016, the GoldTrust units were 99.99% invested in unencumbered, allocated and physically segregated gold bullion. Units may be purchased or sold on the Toronto Stock Exchange and NYSE MKT.